Exhibit 99.1

SilverCrest Reports Q1, 2013 Financial Results
Cash Flow from Operations of $8.8 million ($0.08 per share)
Net Earnings $6.0 million ($0.06 per share)

TSX-V: SVL NYSE MKT: SVLC	For Immediate Release

VANCOUVER, BC – May 15, 2013 – SilverCrest Mines Inc. (the “Company”) is pleased to announce its financial results for the first quarter ended March 31, 2013. All financial information is prepared in accordance with IFRS and all dollar amounts are expressed in U.S. dollars unless otherwise specified. The information in this news release should be read in conjunction with the Company's unaudited condensed consolidated interim financial statements for the three months ended March 31, 2013 and associated management discussion and analysis (“MD&A”) which are available from the Company's website at www.silvercrestmines.com and under the Company's profile on SEDAR at www.sedar.com.

J. Scott Drever, President stated; “We are pleased with the steady start to 2013, for which operating costs and production were consistent with budget and mine plan, however, our financial performance in comparison to the extraordinary stellar first quarter of 2012, was impacted by lower metal prices and our decision to accelerate waste removal resulting in less ore processed and ultimately fewer ounces of gold sold compared to the first quarter 2012. Our operating team continues to tightly control operating costs, which resulted in the average cash operating cost of ($7.69) per ounce during the first quarter which was less than the corporate guidance of $8.50 per silver equivalent ounce. We are comfortable that, as the strip ratio declines during the second half of 2013 and the ore grades in the pit continue to increase, we will meet our corporate market guidance of 625,000 ounces of silver and 33,000 ounces of gold for 2013.”

FINANCIAL HIGHLIGHTS OF Q1, 2013, Compared to Q1, 2012:

●	Cash flow from operations (1) decreased 28% to $8.8 million ($0.08 per share).
●	Cash operating cost per silver equivalent ounce sold (2) increased 10% to $7.69, but below market guidance of $8.50.
●	Revenues reported - IFRS (3) decreased 22% to $15.3 million.
●	Metal sales of 157,088 ounces of silver were up 12% and 7,370 ounces of gold were down 25%.
●	Bullion inventory at March 31, 2013, included 43,278 ounces of silver and 2,106 ounces of gold.
●	Realized spot metal prices were down for ounces sold – silver price fell 12% and gold price fell 5%.
●	Net earnings were similar at $6.0 million ($0.06 per share), compared to $6.1 million ($0.07 per share).
●	Cash, cash equivalents and short term investments were $41.1 million - Working capital was $48.9 million (at March 31, 2013).

Comparison of the three months ended March 31, 2013 to March 31, 2012

Net earnings were $6,002,276 ($0.06 per share basic) for the first quarter, consistent with $6,070,520 ($0.07 per share basic) in the first quarter of 2012.

Silver and gold revenues totalled $15,329,642 (2012 - $19,599,570) in the first quarter. Silver and gold revenues on a cash basis decreased by 17% to $14,776,451 (2012 - $17,776,691), primarily from a reduction in the number of gold ounces sold and lower realized spot prices.

Silver sales for the quarter were 157,088 ounces (2012 – 139,771), or 12% higher than the same period in 2012, but the average realized price was 12% lower at $30 (2012 - $34) per ounce. Total gold sales were 7,370 ounces (2012 – 9,788) or 25% below 2012. The Company sold 5,896 spot gold ounces (2012 – 6,471) at lower market spot realized prices of $1,626 (2012 - $1,720) per ounce.  The Company delivered 1,474 gold ounces (2012 – 1,958) to Sandstorm at $350 per ounce.

Cost of sales amounted to $4,368,519 (2012 - $4,491,131). The cash cost per silver equivalent ounce sold amounted to $7.69, Au:Ag 55.8:1 (2012 - $7.00, Au:Ag 51.2:1). Corporate market guidance estimate for 2013 continues at $8.50 per silver equivalent ounce, (Au:Ag 55:1). The increase in cash cost per silver equivalent ounce sold was driven by higher operating costs during the second half of 2012 and lower gold sales, which corresponded to an increase in the average silver equivalent ounce value loaded on the leach pad and recorded in cost of sales. The overall cash cost per silver equivalent ounce increased, despite a decrease of approximately $0.50 per silver equivalent ounce from a lower silver to gold price ratio during the first quarter compared with the same quarter in 2012.

General and administrative expenses increased by 14% to $1,340,926 (2012 - $1,172,197) primarily due to an increase in regulatory expense and remuneration, resulting from the addition of new Corporate personnel and increased compensation for management.

FINANCIAL AND OPERATING HIGHLIGHTS:		Q1 2013		Q1 2012
Cash flow from operations (1)		$8,775,212		$12,231,163
Cash flow from operations (1) per share		$0.08		$0.14
Cash operating cost per silver equivalent ounce sold (2)		$7.69		$7.00
Revenues (3)
Silver revenue		$4,672,985		$4,699,470
Gold revenue – cash basis		$10,103,466		$13,077,221
		$14,776,451		$17,776,691
Gold revenue – non cash
- adjustment to market spot price (4)		$-		$1,088,230
- amortization of deferred revenue		$553,191		$734,649
Revenues reported		$15,329,642		$19,599,570
Cost of sales	$	(4,368,519)	$	(4,491,131)
Depletion, depreciation and accretion	$	(1,439,966)	$	(1,483,841)
Mine operating earnings		$9,521,157		$13,624,598
Gain (loss) on derivative instruments		$-	$	(2,642,756)
Other net income (expenses)	$	(1,526,881)	$	(1,186,322)
Tax recovery (expense)	$	(1,992,000)	$	(3,725,000)
Net earnings		$6,002,276		$6,070,520
Exchange (loss) gain on translation to US Dollars	$	(878,199)		$272,821
Comprehensive earnings		$5,124,077		$6,343,341
Weighted average number of common shares outstanding		107,170,245		87,861,072
Earnings per common share – basic		$0.06		$0.07
Earnings per common share – diluted		$0.05		$0.07
Silver ounces sold		157,088		139,771
Gold ounces sold		7,370		9,788
Silver equivalent ounces sold (2)		568,380		641,532

(1)	Cash flow from operations before changes in working capital items. This is a Non-IFRS performance measure.
(2)	Silver equivalent ounces consist of the number of ounces of silver sold plus the number of ounces of gold sold multiplied by the ratio of the spot gold price to the spot silver price at the quarter end dates (Q1 2013; 55.8:1, Q1 2012; 51.2:1).
(3)	IFRS 18 – Revenue should be recorded at its fair value, which for gold and silver is the market spot price on the date revenue is recognized.
(4)	The MBL Hedging Facility was fully repaid in fiscal 2012, so this non-cash adjustment has now been eliminated.

NON-IFRS PERFORMANCE MEASURES

The discussion of financial results in this press release includes reference to cash operating cost per silver equivalent ounce sold which is a non-IFRS performance measure. The Company presents this measure to provide additional information regarding the Company's financial results and performance. Please refer to the Company's MD&A for the three months ended March 31, 2013, for a reconciliation of this measure to reported IFRS results.

OUTLOOK FOR 2013

SilverCrest’s immediate focus is to continue to efficiently operate its flagship Santa Elena low cost open pit silver and gold mine, complete the construction of a new 3,000 tonne-per-day mill facility on schedule and on budget, and complete an update of the Santa Elena Resources, Reserves and Life of Mine Plan (“LOMP”). The Company will also advance the delineation of the large silver, copper, gold deposit at the La Joya Property by completing a PEA and further definition drilling of additional resources at La Joya and other exploration targets in its vicinity.

Santa Elena Open Pit Production Targets

●
 Meet estimated 2013 production of 625,000 ounces of silver and 33,000 ounces of gold (2.4 million ounces of silver equivalent, Ag:Au 55:1)
(Q1 2013; 153,481 silver ounces and 7,225 gold ounces or 556,671 ounces of silver equivalent, Ag:Au 55.8:1).

●	Achieve estimated 2013 direct operating costs of $20.7 million (Q1 2013; $5.4million).
●	Maintain estimated cash operating cost of $8.50 per ounce silver equivalent sold (Ag:Au 55:1). (Q1 2013; $7.69 per ounce silver equivalent).
●	Limit estimated operational sustaining capital expenditure to $1.0 million. (Q1 2013; approx $0.4 million incurred).

Santa Elena Expansion Targets

●
Complete construction of new conventional 3,000 tpd CCD processing facility on schedule and on budget -  Capital assigned for 2013 is $53.2 million. (Q1 2013; approx $25.5 million committed and $10.7m incurred).

●
Complete underground decline development of main ramp to 1,500 metres to enable physical access to ore underground for direct mill feed in 2014 - Capital assigned for 2013 is $7.8 million. (Q1 2013; approx $0.8m incurred).

●	Complete Pre-Feasibility Study on Expansion Plan (mill, underground and re-processing leach pad material), including Resources, Reserve and LOMP revisions.

●
Complete surface drilling of approximately 15,000 metres to expand additional resources and reclassify to reserves - Capital assigned for 2013 is $3.2 million. (Completed: Q1 2013; approx 20,850 metres and $3.0 million incurred, additional drilling of approx 7,000 metres was completed based on success of further discoveries).

●
Systematic and aggressive review of new targets near Santa Elena for acquisition and exploration. Subsequent to March 31, 2013 a new property (“San Juan”) was acquired (100%) at minimal cost that is approximately 45 kilometres from the Santa Elena Mine. The San Juan Mine was a past producer with reported silver grades over 1 kilogram per tonne. This property is being evaluated for initial drilling in 2013.  Mapping and surface sampling results to date show a mineralized system over 3 kilometres along strike with multiple near surface silver-gold targets. Capital assigned for 2013 is minimal and is covered under a general Mexico reconnaissance budget of $1.0 million.

La Joya Project Targets

●	File Updated Resource Estimate NI43-101 Technical Report in Q1 2013 with initial positive metallurgical results. (Completed).

●	Complete and File a PEA NI43-101 Technical Report evaluating the high grade portion of the deposit as a potential “Starter” Pit. (Commenced).

●
Complete Phase III drilling program revised to approximately 40 core and reverse circulation drill holes for in-fill and expansion of current resources. (Capital assigned for 2013 revised to $3 million).

●
Complete final staged payments of approximately $4.0 million under the La Joya agreements to acquire 100% of the 10 mineral concessions under option. The final payments can be made by a combination of cash and shares.

●	Continue to Explore the Coloradito, La Esperanza and Santo Nino targets, which are adjacent to the Main Mineralized Trend.

●	Explore geophysical targets, La Paloma and El Pino within the current land position.

The Qualified Person under National Instrument (NI 43-101) Standards of Disclosure for Mineral Projects for this News Release is N. Eric Fier, CPG, P.Eng, and Chief Operating Officer for SilverCrest Mines Inc., who has reviewed and approved its contents.

SilverCrest Mines Inc. (TSX-V: SVL; NYSE MKT: SVLC) is a Canadian precious metals producer headquartered in Vancouver, BC. SilverCrest’s flagship property is the 100%-owned Santa Elena Mine, located 150 km northeast of Hermosillo, near Banamichi in the State of Sonora, México. The mine is a high-grade, epithermal gold and silver producer, with an estimated life of mine cash cost of US$8 per ounce of silver equivalent (55:1 Ag: Au). SilverCrest anticipates that the 2,500 tonne-per-day facility should recover approximately 625,000 ounces of silver and 33,000 ounces of gold in 2013. An expansion plan is well underway to double metals production at the Santa Elena Mine (open pit, underground and re-processing leach pad). Exploration programs have rapidly advanced the definition of a large polymetallic deposit at the La Joya property in Durango State.

FORWARD-LOOKING STATEMENTS

This news release contains “forward-looking statements” within the meaning of Canadian securities legislation and the United States Securities Litigation Reform Act of 1995. Such forward-looking statements concern the Company’s anticipated results and developments in the Company’s operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future.  These statements relate to analyses and other information that are based on expectations of future performance, including silver and gold production and planned work programs. Statements concerning reserves and mineral resource estimates may also constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed and, in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation: risks related to precious and base metal price fluctuations; risks related to fluctuations in the currency markets (particularly the Mexican peso, Canadian dollar and United States dollar); risks related to the inherently dangerous activity of mining, including conditions or events beyond our control, and operating or technical difficulties in mineral exploration, development and mining activities; uncertainty in the Company’s ability to raise financing and fund the exploration and development of its mineral properties; uncertainty as to actual capital costs, operating costs, production and economic returns, and uncertainty that development activities will result in profitable mining operations; risks related to reserves and mineral resource figures being estimates based on interpretations and assumptions which may result in less mineral production under actual conditions than is currently estimated and to diminishing quantities or grades of mineral reserves as properties are mined; risks related to governmental regulations and obtaining necessary licenses and permits; risks related to the business being subject to environmental laws and regulations which may increase costs of doing business and restrict our operations; risks related to mineral properties being subject to prior unregistered agreements, transfers, or claims and other defects in title; risks relating to inadequate insurance or inability to obtain insurance; risks related to potential litigation; risks related to the global economy; risks related to the Company’s status as a foreign private issuer in the United States; risks related to all of the Company’s properties being located in Mexico and El Salvador, including political, economic, social and regulatory instability; and risks related to officers and directors becoming associated with other natural resource companies which may give rise to conflicts of interests. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements.  The Company’s forward-looking statements are based on beliefs, expectations and opinions of management on the date the statements are made.  For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

The information provided in this news release is not intended to be a comprehensive review of all matters and developments concerning the Company. It should be read in conjunction with all other disclosure documents of the Company. The information contained herein is not a substitute for detailed investigation or analysis. No securities commission or regulatory authority has reviewed the accuracy or adequacy of the information presented.

“J. Scott Drever”
Contact:           Fred Cooper
Telephone:      (604) 694-1730 ext. 108
Fax:                   (604) 694-1761
Toll Free:          1-866-691-1730
Email:               info@silvercrestmines.com
Website:          www.silvercrestmines.com
Suite 501 - 570 Granville Street
Vancouver, BC Canada V6C 3P1

J. Scott Drever, President SILVERCREST MINES INC.

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